Exhibit 99.1

Farmmi, Inc. Reports Financial Results for the Fiscal Year 2019

Financial Highlights (Twelve Months ended 9/30/19 compared to 9/30/18):

•	3.4% Increase in Revenue to $30.8 Million
•	7.0% Increase in Gross Profit to $5.4 Million
•	59 Basis Point Improvement in Gross Margin to 17.58%

LISHUI, China, December 31, 2019 -- Farmmi, Inc. (the "Company") (Nasdaq: FAMI), an agriculture products supplier in China, today announced its financial results for the fiscal year ended September 30, 2019.

Ms. Yefang Zhang, Farmmi’s Chairwoman and CEO, stated, "Fiscal year 2019 was a very successful year for Farmmi as we continued to execute on our long-term growth plan, further establish our brand and build the foundation for our future success. Overall revenues would have been higher absent the impact of the depreciation of the RMB against the U.S. dollar. We are very encouraged with the ongoing expansion of our online sales platform, which accounted for over 20% of total sales in the fiscal year 2019, representing an increase of more than 83% over the fiscal year 2018. Our success in developing an effective online sales platform positions us for accelerated domestic growth as we are directly aligned with the shift in Chinese consumers purchasing higher volumes of products like ours both online and in brick and mortar stores. This will also make our products accessible in international markets with the click of a mouse.”

Ms. Zhang continued: "We achieved a significant improvement in gross margin to 17.58% in fiscal year 2019 from 16.99% in fiscal year 2018, as we benefited from higher online sales combined with strategic programs targeting both pricing and operating costs. We benefited from relatively stable unit prices for Shiitake, which was partially offset by unit price declines for Mu Er. The pricing dynamic is a function both the overall supply dynamics and our deep understanding of the edible fungi market, constant market research, and communication with our key suppliers. As a result, we have been able to obtain favorable prices for premium quality raw materials. We are also pleased with our progress in further developing relationships with key partners, both major suppliers and family farms. We are benefitting from growth in orders across all channels, but have higher confidence given the strong, multi-year relationships we have with some of China’s largest exporters that can fuel our growth. Overall, we are encouraged with our progress but have much work ahead of us as we continue to leverage our premium product quality, highly experienced employee base, local production facilities and strong supply chain relationships. Our team is focused and we remain dedicated to building value for the Company and shareholders.”

Financial Highlights

	For the Twelve Months Ended September 30,
($ millions, except per share data)	2019		2018	% Change
Revenues	$30.84		$29.82	3.43%
Shiitake	17.89		16.75	6.81%
Mu Er	11.66		12.19	(4.36)%
Other edible fungi and other agricultural products	1.29		0.88	47.15%
Gross profit	5.42		5.07	7.00%
Gross margin	17.58%		16.99%	0.59	pp*
Income from operations	$3.04		$3.08	(1.37)%
Interest Expense	1.20		0.15	675.46%
Net (loss) income	(0.31	)**	3.22	(109.63)%
Basic and diluted (loss) earnings per share	(0.03	)**	0.29	(110.34)%

Notes:

* pp represents percentage points

** The fiscal year ended September 30, 2019 reflects the significant negative impact of $3.31 million in expenses due to the amortization of debt issuance costs and interest expenses associated with the Company’s convertible notes issued in November 2018, as compared to $0.15 million in the same period of last year.

Revenue

	For the Twelve Months September 30,
	2019			2018
($ millions)	Revenues	COGS	Gross Profit	Revenues	COGS	Gross Profit
Shiitake	$14.8	$14.75	$3.14	$13.96	$13.96	$2.80
Mu Er	9.7	9.69	1.97	10.13	10.13	2.10
Other edible fungi and other agricultural products	0.98	0.98	0.31	0.66	0.66	0.21
Total	25.42	25.42	5.42	24.75	24.75	5.11

Total revenues for the fiscal year ended September 30, 2019 increased by $1.02 million, or 3.43%, to $30.8 million from $29.8 million.

Revenue from sales of Shiitake increased by $1.1 million, or 6.81%, to $17.9 million for the fiscal year ended September 30, 2019 from $16.8 million for the same period of last year, mainly due to the increased sales volume of our Shiitake products, from 1,299 tons for the fiscal year ended September 30, 2018 to 1,420 tons for the fiscal year ended September 30, 2019, while unit sales price for Shiitake remained relatively stable.

Revenue from sales of Mu Er decreased by $0.53 million, or 4.36%, to $11.7 million for the fiscal year ended September 30, 2019 from $12.2 million for the same period of last year, due a slight decrease in sales volume, and unit sales price due to the depreciation of RMB against U.S. dollar. Sales volume was 945 tons for the fiscal year ended September 30, 2019, as compared to 967 tons for the same period of last year, while average unit sales price was $12,338 and $12,606, respectively.

Revenue from sales of other edible fungi and other agricultural products increased by $0.41 million, or 47.15%, to $1.3 million for the fiscal year ended September 30, 2019 from $0.88 million for the same period of last year. The increase was primarily due to increased online sales of high-end edible fungi, which has higher unit sales prices. In addition, after the completion of software development and payment system upgrades in March 2018, the Company reorganized its operating team to put greater effort into advertising activities in order to enhance brand awareness and attract more customers. As a result, online sales increased significantly in the six months ended March 31, 2019.

Beginning October 1, 2018, the Company adopted Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (FASB ASC Topic 606) using the modified retrospective method under which cumulative effects are recognized at the date of the initial application of ASC 606. With the adoption of ASC 606, revenue is recognized by following the five steps: (i) identify the contract(s) with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; (v) recognize revenue when (or as) each performance obligation is satisfied. The Company believes that its current revenue recognition policies are generally consistent with the new revenue recognition standards set forth in ASC 606. Based on the Company’s assessment, potential adjustments to input measures are not expected to be pervasive to the majority of its contracts. As such, the Company has concluded that the adoption of this new guidance did not result in a material cumulative catch-up adjustment to the opening balance sheet of retained earnings at the effective date or any other material impact on its consolidated financial statements.

Cost of Revenues

Cost of revenues increased by $0.67 million, or 2.70%, to $25.4 million for the fiscal year ended September 30, 2019 from $24.8 million for the same period of last year.

Cost of revenues of Shiitake increased by $0.8 million or 5.71%, to $14.8 million for the fiscal year ended September 30, 2019 from $14.0 million for the same period of last year. Cost of revenues of Mu Er decreased by $0.44 million, or 4.41%, to $9.7 million for the fiscal year ended September 30, 2019 from $10.1 million for the same period of last year. Cost of revenues of other edible fungi and agricultural products increased by $0.32 million, or 48.02%, to $0.98 million for the fiscal year ended September 30, 2019 from $0.66 million for the same period of last year.

Gross Profit

Overall gross profit increased by $0.35 million, or 7.00%, to $5.42 million for the fiscal year ended September 30, 2019 from $5.07 million for the same period of the last year. Gross profit from sales of Shiitake increased by $0.34 million, or 12.29%, to $3.14 million for the fiscal year ended September 30, 2019 from $2.80 million for the same period of last year. Gross profit from sales of Mu Er decreased by $.09 million, or 4.07%, to $1.97 million for the fiscal year ended September 30, 2019 from $2.06 million for the same period of last year. Gross profit from sales of other edible fungi and agricultural products increased by $0.10 million, or 44.44%, to $0.31 million for the year ended September 30, 2019 from $0.21 million for the same period of last year. The increased overall gross profit was led by increased sales for the fiscal year ended September 30, 2019, as compared to the prior period.

Overall gross margin increased by 0.59 percentage points to 17.58% for the fiscal year ended September 30, 2019 from 16.99% for the same period of last year. The increase in overall gross margin was primarily due to increased revenue generated from the Company’s online shopping platforms, combined with strategic programs targeting both pricing and operating costs. Sales made through the online shopping platforms have higher gross margin than traditional sales.

Income from Operations

Selling and distribution expenses increased by $0.04 million, or 7.64%, to $0.59 million for the fiscal year ended September 30, 2019 from $0.55 million for the same period of last year, primarily due to the increase in service fees, as more services were provided by third parties for the Company’s online platforms along with the increased online business activities during the fiscal year ended September 30, 2019, as compared to the same period of last year.

General and administrative expenses increased by $0.35 million, or 24.61%, to $1.79 million for the fiscal year ended September 30, 2019 from $1.44 million for the same period of last year. The increase was primarily attributable to increased labor costs, as the Company expanded its team to support demand growth in its business, along with increased costs associated with being a public company.

As a result, income from operations decreased by $0.42 million or 1.37%, to $3.04 million for the fiscal year ended September 30, 2019 from $3.08 million for the same period of last year.

Interest Expense

Interest expense was $1.20 million for the fiscal year ended September 30, 2019, as compared to $0.15 million for the same period of last year. The increase in interest expense was primarily attributable to the interest expense incurred for the senior convertible notes issued in November 2018.

Provision for Income Taxes

For the fiscal years ended September 30, 2019 and 2018, the Company’s income tax expense was $34,564 and $9,063, respectively. The low income tax expense was primarily due to an income tax incentive the Company received from the tax authority of Lishui City. During the fiscal year ended September 30, 2019, the Company’s subsidiaries, FLS Mushroom and Farmmi Food received an income tax break from the local tax authority of Lishui City, for engaging in the agricultural products processing industry. Management expects that the Company will continue to enjoy the tax break going forward.

Net Income (loss)

Net loss was $0.31 million for the fiscal year ended September 30, 2019, a decrease of  $3.54 million from net income of $3.23 million for the same period of fiscal year 2018. The fiscal year ended September 30, 2019 reflects the significant negative impact of $3.31 million in expenses due to the amortization of debt issuance costs and interest expenses associated with the Company’s convertible notes issued in November 2018, as compared to $0.15 million in the same period of last year.

Financial Condition

Primarily due to advances made to the Company’s suppliers, as of September 30, 2019, the Company had a balance of cash and cash equivalents of $0.14 million with a restricted cash balance of $0.6 million. As of December 19, 2019, approximately $13.5 million, or 98% of the Company’s accounts receivable balance, as of September 30, 2019, was collected, and approximately $6.1 million or 44% of the Company’s advances to suppliers were utilized. Advances were made based on sales orders received and expected demand over the coming months. The remaining balance of advances to suppliers is expected to be fully utilized by March 2020.

About Farmmi, Inc.

Headquartered in Lishui, Zhejiang, Farmmi, Inc. (NASDAQ: FAMI), is a leading agricultural products supplier, processor and retailer of Shiitake mushrooms, Mu Er mushrooms, other edible fungi, and many other sought-after agricultural products. The Company’s Farmmi Liangpin Market serves as a global trading platform for Chinese geographical indication agricultural products and is one of the largest platforms for consumers to access locally sourced agricultural products. For further information about the Company, please visit: http://ir.farmmi.com.cn/.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact Investor Relations:

Global IR Partners
David Pasquale

New York Office Phone: +1-914-337-8801
FAMI@Globalirpartners.com

Farmmi, Inc.
Consolidated Balance Sheets

	September 30,	September 30,
	2019	2018
Assets
Current Assets
Cash	$135,125	$4,925,165
Restricted cash	18,690	-
Accounts receivable, net - trade	13,824,937	8,601,269
Accounts receivable, net - related party	2,654	1,257
Inventory, net	1,459,247	1,808,143
Advances to suppliers	14,034,379	5,868,486
Other current assets	229,996	135,314
Total current assets	29,705,028	21,339,634

Property, plant and equipment, net	139,468	136,363
Intangible assets, net	38,135	-
Restricted cash - long term	600,000	600,000
Total Assets	$30,482,631	$22,075,997

Liabilities and Equity
Current Liabilities
Short-term bank loan	$1,400,894	$1,455,580
Accounts payable - trade	293,264	343,141
Due to related parties	2,652,882	122,800
Advances from customers	5,926	-
Convertible notes payable	2,926,361	-
Other current liabilities	865,753	300,379
Total current liabilities	8,145,080	2,221,900

Long-term bank loan	-	640,455
Total Liabilities	8,145,080	2,862,355

Equity

Common stock, $0.001 par value, 20,000,000 shares authorized,
12,589,857 and 11,932,000 shares issued and outstanding at September 30, 2019 and 2018	12,590	11,932
Additional paid-in capital	15,762,867	11,322,819
Statutory reserve	597,528	229,512
Retained earnings	6,321,384	6,996,837
Accumulated other comprehensive loss	(1,195,866)	(222,830)
Total Stockholders' Equity	21,498,503	18,338,270

Non-controlling Interest	839,048	875,372
Total Equity	22,337,551	19,213,642

Total Liabilities and Equity	$30,482,631	$22,075,997

The accompanying notes are an integral part of these consolidated financial statements.

Farmmi, Inc.
Consolidated Statements of Operations and Comprehensive Income (loss)

	For the Years Ended September 30,
	2019	2018	2017

Revenues
Sales to third parties	$30,825,552	$29,663,670	$25,866,459
Sales to related party	16,323	155,418	799,142
Total revenues	30,841,875	29,819,088	26,665,601

Cost of revenues	25,419,751	24,751,473	22,140,879

Gross Profit	5,422,124	5,067,615	4,524,722

Operating expenses
Selling and distribution expenses	589,381	547,532	140,019
General and administrative expenses	1,797,130	1,442,155	915,474
Total operating expenses	2,386,511	1,989,687	1,055,493

Income from operations	3,035,613	3,077,928	3,469,229

Other (expenses) income
Interest income	635	731	311
Interest expense	(1,197,317)	(154,400)	(209,159)
Amortization of debt issuance costs	(2,113,492)	-	-
Other (expenses) income, net	(1,879)	314,070	15,758
Total other (expenses) income	(3,312,053)	160,401	(193,090)

(Loss) income before income taxes	(276,440)	3,238,329	3,276,139

Provision for income taxes	34,564	9,063	5,793

Net (loss) income	(311,004)	3,229,266	3,270,346

Less: net (loss) income attributable to non-controlling interest	(3,567)	7,234	(964)

Net (loss) income attributable to Farmmi, Inc.	$(307,437)	$3,222,032	$3,271,310

Comprehensive (loss) income
Net (loss) income	$(311,004)	$3,229,266	$3,270,346
Other comprehensive (loss) income: foreign currency translation (loss) gain	(1,005,793)	(970,209)	95,185
Total comprehensive (loss) income	(1,316,797)	2,259,057	3,365,531
Comprehensive (loss) income attributable to non-controlling interest	(36,324)	(21,204)	1,075

Comprehensive (loss) income attributable to Farmmi, Inc.	$(1,280,473)	$2,280,261	$3,364,456

Weighted average number of shares, basic and diluted	11,678,773	11,173,699	10,000,000

Basic and diluted (loss) earnings per common share	$(0.03)	$0.29	$0.33

The accompanying notes are an integral part of these consolidated financial statements.

Farmmi, Inc.
Consolidated Statements of Changes in Stockholders' Equity
For the Years Ended September 30, 2019, 2018 and 2017

				Accumulated
			Additional	Other			Total
	Common Stock		Paid in	Comprehensive	Statutory	Retained	Stockholders'	Non-Controlling
	Shares	Amount	Capital	Income (loss)	Reserves	Earnings	Equity	Interest	Total Equity
Balance at September 30, 2016	10,000,000	$10,000	$5,023,080	$625,795	$-	$733,007	$6,391,882	$895,501	$7,287,383

Foreign currency translation gain	-	-	-	93,146	-	-	93,146	2,039	95,185
Net income (loss) for the year	-	-	-	-	-	3,271,310	3,271,310	(964)	3,270,346
Statutory reserve	-	-	-	-	229,512	(229,512)	-	-	-

Balance at September 30, 2017	10,000,000	$10,000	$5,023,080	$718,941	$229,512	$3,774,805	$9,756,338	$896,576	$10,652,914

Proceeds from Initial Public Offering - stock issuance	1,932,000	1,932	7,726,068	-	-	-	7,728,000	-	7,728,000
Direct costs disbursed from Initial Public Offering proceeds	-	-	(1,426,329)	-	-	-	(1,426,329)	-	(1,426,329)
Foreign currency translation loss	-	-	-	(941,771)	-	-	(941,771)	(28,438)	(970,209)
Net income for the year	-	-	-	-	-	3,222,032	3,222,032	7,234	3,229,266

Balance at September 30, 2018	11,932,000	$11,932	$11,322,819	$(222,830)	$229,512	$6,996,837	$18,338,270	$875,372	$19,213,642

Issuance of common shares for convertible notes redemption	657,857	658	1,949,434	-	-	-	1,950,092	-	1,950,092
Beneficial conversion feature associated with convertible notes	-	-	670,618	-	-	-	670,618	-	670,618
Issuance of warrants associated with convertible notes	-	-	1,819,996	-	-	-	1,819,996	-	1,819,996
Foreign currency translation loss	-	-	-	(973,036)	-	-	(973,036)	(32,757)	(1,005,793)
Net loss for the year	-	-	-	-	-	(307,437)	(307,437)	(3,567)	(311,004)
Statutory reserve	-	-	-	-	368,016	(368,016)	-	-	-

Balance at September 30, 2019	12,589,857	$12,590	$15,762,867	$(1,195,866)	$597,528	$6,321,384	$21,498,503	$839,048	$22,337,551

The accompanying notes are an integral part of these consolidated financial statements.

Farmmi, Inc.
Consolidated Statements of Cash Flows

	For the Years Ended September 30,
	2019	2018	2017

Cash flows from operating activities
Net (loss) income	$(311,004)	$3,229,266	$3,270,346
Adjustments to reconcile net (loss) income to net cash
(used in) provided by operating activities:
Depreciation and amortization expense	46,779	24,886	21,939
Loss from disposal of property and equipment	-	873	-
Accrued interest expense for convertible notes	1,087,774	-	-
Amortization of deferred financing costs	2,113,492	-	-
Changes in operating assets and liabilities:
Accounts receivable, net	(5,759,327)	(3,804,464)	133,681
Inventory, net	291,652	(280,017)	(112,128)
Advances to suppliers	(8,705,402)	(1,980,862)	(378,713)
Other current assets	(103,561)	(118,755)	278,247
Long-term prepaid expenses	-	-	24,192
Accounts payable	(38,392)	(62,706)	(51,038)
Advances from customers	6,151	-	(1,090,595)
Other current liabilities	598,551	266,769	(91,012)
Net cash provided by (used in) operating activities	(10,773,287)	(2,725,010)	2,004,919

Cash flows from investing activities
Purchase of property, plant and equipment	(51,781)	(64,715)	(66,503)
Purchase of intangible assets	(43,124)	-	-
Collections on loans to related parties	-	-	2,192,762
Net cash (used in) provided by investing activities	(94,905)	(64,715)	2,126,259

Cash flows from financing activities
Payments of deferred financing costs	(716,318)	-	(278,820)
Gross proceeds from issuance of convertible notes	7,500,000	-	-
Net proceeds from Initial Public Offering - stock issuance	-	7,728,000	-
Direct costs disbursed from Initial Public Offering proceeds	-	(1,147,509)	-
Borrowings from bank loans	1,454,186	1,530,080	5,195,539
Repayments of bank loans	(2,094,028)	(1,683,088)	(6,809,972)
Proceeds from loans from related parties	-	-	239,125
Repayments of loans from related parties	(87,800)	(300,163)	-
Net cash provided by (used in) financing activities	6,056,040	6,127,320	(1,654,128)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	40,802	(402,969)	66,248

Net (decrease) increase in cash, cash equivalents and restricted cash	(4,771,350)	2,934,626	2,543,298

Cash, cash equivalents and restricted cash, beginning of year	5,525,165	2,590,539	47,241

Cash, cash equivalents and restricted cash, end of year	$753,815	$5,525,165	$2,590,539

Supplemental disclosure information:
Income taxes paid	$13,777	$11,763	$10,207
Interest paid	$118,237	$164,587	$203,198

Non-cash financing activities
Conversion of notes to 657,857 shares of common stock	$1,950,091	$-	$-
Accrued interest for convertible notes	$1,087,774	$-	$-
Repayment of convertible notes by a related party on behalf of the Company	$2,617,882	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.